BENFIELD

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington DC 20549

July 19, 2005

SUPPL

Re: Benfield Group Limited (File No. 82-34726)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the
US. Securities Exchange of 1934

Ladies and Gentlemen:

On behalf of Benfield Group Limited (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company, since May 27, 2004 (i) made or became required to make public pursuant to the laws of Bermuda; (ii) filed or became required to file with the UKLA or the LSE (and which was or will be made public thereby); or (iii) distributed or became required to distribute to its security holders:

1. Share Allotment Minute dated 1 May 2005
2. Share Allotment Minute dated 31 May 2005
3. Announcement re Trading Statement 10 June 2005
4. Announcement re Holding(s) in Company 13 June 2005
5. Announcement re Holding(s) in Company 13 June 2005
6. Share Allotment Minute dated 13 June 2005
7. Announcement re Holding(s) in Company 14 June 2005
8. Announcement re Transaction in own Shares 15 June 2005
9. Share Allotment Minute dated 16 June 2005
10. Share Allotment Minute dated 20 June 2005
11. Share Allotment Minute dated 22 June 2005
12. Share Allotment Minute dated 27 June 2005
13. Announcement re Briefing 28 June 2005

dlw 7/28

BENFIELD

14. Share Allotment Minute dated 30 June 2005

15. Announcement re Transaction in own Shares 30 June 2005

If you should have any questions or comments, please call the undersigned at +44 (0)20 7522 4040

Very truly yours,

Jenny Hermon
Company Secretariat

Enclosures

CONFIDENTIAL

Benfield Group Limited

Extract of the Minutes of a Board meeting
held onTuesday 31 May 2005
at 55 Bishopsgate London EC2N 3BD

Present:	D J Coldman J L P Whiter	
In attendance:	M R Cain	(as Secretary)

1. Share Allotment

It was reported that, under the 1998 Share Option Plan one individual has requested to exercise his options and the necessary documentation has been received.

Resolved:

That the shares be allotted as of today's date to the following individual:-

Victor Voros – 25,000 Common Shares of £0.01 each

The Secretary is to instruct the Registrars to issue the relevant share certificate(s).

....
Director

Regulatory Announcement

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Company	Benfield Group Limited
TIDM	BFD
Headline	Trading Statement
Released	07:00 10-Jun-05
Number	3993N

TRADING UPDATE

Benfield Group Limited ("Benfield" or the "Group"), the world's leading independent reinsurance and risk intermediary, takes this opportunity to update the market on the continuing progress of its current investment plans, their financial impact on its 2005 numbers and additionally to comment on current trading.

As previously stated, Benfield is prepared to incur short-term impact on profit and margin to improve growth prospects and is confident that carefully targeted expansion will significantly enhance the medium term outlook for the Group. In line with this stated strategy, Benfield is investing in its people and infrastructure to capture opportunities arising out of the current market environment. As a result, for 2005 the Group anticipates a lower trading result than in 2004. Group revenues on a sterling basis are expected to be flat, although higher in constant currency terms.

Unprecedented changes in the insurance industry are providing strategic opportunities for Benfield to invest in its reinsurance production and marketing capabilities, both in the US and International Divisions. As with any such investment, Benfield does not anticipate significant additional revenue generation until 2006 and 2007. In addition to an organic increase of approximately 6% in the underlying cost base, actual and anticipated recruitment costs are likely to add approximately £12m to expenses in the current year. The Group remains committed to firm cost control.

It is also anticipated that the development of a specialist insurance broking business in the energy, marine and power sectors, which was referred to in Benfield's Preliminary Results on 11 March 2005, will result in an additional £8m of net investment during 2005. Benfield will outline its strategic proposals and growth plans for this business at its planned analysts' seminar on 28 June 2005.

US revenue production in the first half of 2005 was adversely affected by short-term market disruption. This resulted from the various regulatory investigations of the insurance industry which commenced in 2004. As previously stated, however, Benfield sees this scenario as presenting long term opportunities. In the International Division, Global Specialty revenue has stabilised and there continues to be good progress in areas targeted for growth.

Separately, Benfield also announces that Paul Karon, formerly President and Chief Operating Officer of Benfield Inc., has been appointed Chief Executive Officer of the US Division. In addition, Rob Bredahl and Ralph Flum have been appointed President and Chief Operating Officer of the Division respectively.

-ENDS-

Wire Service Conference Call

There will be a wire service conference call at 0730hrs this morning (10 June). Journalists wishing to participa

Analyst Questions & Answer Session

There will be an analyst Q&A session at 0900hrs this morning (10 June) at Benfield's offices at 55 Bishopsgate
Julianne Jessup/Suzannah Seddon on +44 (0) 20 7578 7425/7490 or email:
julianne.jessup@benfieldgroup.com or suzannah.seddon@benfieldgroup.com. The session will be accessible

For further information, please contact:

Analysts & Investors

Julianne Jessup	Benfield	+44 20 7578 7425
Rob Bailhache	Financial Dynamics	+44 20 7269 7200

Media

David Bogg	Benfield	+44 20 7522 4016
Peter Rigby	Haggie Financial	+44 20 7417 8989

Benfield is the world's leading independent reinsurance intermediary and risk advisory business. Its customers include most of the world's major insurance and reinsurance companies as well as Government entities and global corporations. Benfield employs over 1,700 people based in more than 30 locations worldwide. The company is listed on the London Stock Exchange under the ticker symbol BFD. www.benfieldgroup.com

END

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Regulatory Announcement

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Company	Benfield Group Limited
TIDM	BFD
Headline	Holding(s) in Company
Released	07:00 13-Jun-05
Number	4583N

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Benfield Group Limited

2. Name of shareholder having a major interest

CBM Partners, Vicuña Capital, WNP Investment Partnership

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholders in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

CBM Partners – 5,396,811
CBM Partners Ltd – 1,810,328
Vicuña Capital – 403,701
WNP Investment Partnership – 734,527

5. Number of shares / amount of stock acquired

1,405,000

6. Percentage of issued class

0.59%

7. Number of shares / amount of stock disposed

Not applicable

8. Percentage of issued class

Not applicable

9. Class of security

Common Shares of 1p each

10. Date of transaction

10 June 2005

11. Date company informed

10 June 2005

12. Total holding following this notification

8,345,367

13. Total percentage holding of issued class following this notification

3.54%

14. Any additional information

Notification results in the notifying parties holding collectively (and in the case of CBM individually) in excess of 3% of the Company's issued share capital. The Company has been advised that the notifying parties were purchased and are held together.

15. Name of contact and telephone number for queries

Mike Cain – 0207 522 3943

16. Name and signature of authorised company official responsible for making this notification

Mike Cain – Head of Company Secretariat

Date of notification

10 June 2005

END

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Regulatory Announcement

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Company	Benfield Group Limited
TIDM	BFD
Headline	Holding(s) in Company
Released	17:53 13-Jun-05
Number	5168N

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Benfield Group Limited

2. Name of shareholder having a major interest

Aviva plc/Morley Fund Management Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholders in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BNY Norwich Union Nominees Limited – 708,772
Chase GA Group Nominees Limited – 294,745
Chase Nominees Limited – 299,041
CUIM Nominee Limited – 288,171

5. Number of shares / amount of stock acquired

Not applicable

6. Percentage of issued class

Not applicable

7. Number of shares / amount of stock disposed

6,976,300

8. Percentage of issued class

2.97%

9. Class of security

Common Shares of 1p each

10. Date of transaction

10 June 2005

11. Date company informed

13 June 2005

12. Total holding following this notification

1,590,729

13. Total percentage holding of issued class following this notification

0.68%

14. Any additional information

Notification results in the notifying parties holding less than 3% of the Company's issued share capital.

15. Name of contact and telephone number for queries

Mike Cain – 0207 522 3943

16. Name and signature of authorised company official responsible for making this notification

Mike Cain – Head of Company Secretariat

Date of notification

13 June 2005

END

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CONFIDENTIAL

Benfield Group Limited

Minutes of a Board meeting
held on Monday 13 June 2005
at 55 Bishopsgate London EC2N 3BD

Present:	D J Coldman J L P Whiter	(Chairman)
In attendance:	M Cain	(as Secretary)

1. Share Allotment

It was reported that, under the 2002 Incentive Plan, a total of 3,923 DSU's have vested and distributed in accordance with the Rules of the Plan. The distribution date for these DSUs was 12 June 2005 and therefore they are to be allotted as at 13 June 2005 to the individual detailed below as Common Shares of £0.01 each.

Resolved:

That the shares be allotted to the individuals concerned as follows:-

John Rutledge (IVC 22002) – 3,923 Common Shares

The Secretary is to instruct the Registrars to issue the relevant share certificates.

....
Director

Regulatory Announcement

Go to market news section

Company	Benfield Group Limited
TIDM	BFD
Headline	Holding(s) in Company
Released	18:07 14-Jun-05
Number	5765N

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Benfield Group Limited

2. Name of shareholder having a major interest

Deccan Value Advisors L.P.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial investment manager holding

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Deccan Value Advisors L.P.

5. Number of shares / amount of stock acquired

1,800,000

6. Percentage of issued class

0.77%

7. Number of shares / amount of stock disposed

Not applicable

8. Percentage of issued class

Not applicable

9. Class of security

Common Shares of 1p each

10. Date of transaction

10 June 2005

11. Date company informed

14 June 2005

12. Total holding following this notification

7,878,600

13. Total percentage holding of issued class following this notification

3.35%

14. Any additional information

Notification results from the notifying party holding in excess of 3% of the Company's issued share capital.

15. Name of contact and telephone number for queries

Mike Cain – 0207 522 3943

16. Name and signature of authorised company official responsible for making this notification

Mike Cain – Head of Company Secretariat

Date of notification

14 June 2005

END

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Regulatory Announcement

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Company	Benfield Group Limited
TIDM	BFD
Headline	Transaction in Own Shares
Released	17:04 15-Jun-05
Number	6269N

Benfield Group Limited

Purchase of Own Securities

Benfield Group Limited announces that on 15 June 2005 it purchased for cancellation 500,000 of its 1p ordinary shares at a price of 260 pence per ordinary share.

END

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CONFIDENTIAL

Benfield Group Limited

Minutes of a Board meeting
held on Thursday 16 June 2005
at 55 Bishopsgate London EC2N 3BD

Present:	D J Coldman D G Christian	
In attendance:	M R Cain	(as Secretary)

1. **Share Allotment – 2002 Incentive Plan**

It was reported that, under the 2002 Incentive Plan Andrej Cernak has requested to exercise 8,332 options and the necessary documentation has been received.

Resolved:

That a total of 8,332 shares be allotted as of today's date to the following individual:-

Andrej Cernak (IVC 23255) – 8,332 Common Shares of £0.01 each

The Secretary is to instruct the Registrars to issue the relevant share certificate(s).

2. **Share Allotment – 2003 Performance Incentive Plan**

It was reported that, under the 2003 Performance Incentive Plan Andrej Cernak has requested to exercise 3,333 options and the necessary documentation has been received.

Resolved:

That a total of 3,333 shares be allotted as of today's date to the following individual:-

Andrej Cernak (IVC 23255) – 3,333 Common Shares of £0.01 each

The Secretary is to instruct the Registrars to issue the relevant share certificate(s).

There being no further business the meeting was closed.

....

Chairman

CONFIDENTIAL

Benfield Group Limited

Extract of the Minutes of a Board meeting
held on Monday 20 June 2005
at 55 Bishopsgate London EC2N 3BD

Present:	D J Coldman J L P Whiter	(Chairman)
In attendance:	M R Cain	(as Secretary)

1. Share Allotment

It was reported that, under the 2003 Performance Incentive Plan, a total of 11,666 options are being exercised in accordance with the Rules of the Plan. As at 20 June 2005 these option's are to be allotted to the individuals detailed below as Common Shares of £0.01 Each:-

David Kettlewell – 11,666 shares

Resolved:

That the shares be allotted to the individuals concerned.

The Secretary is to instruct the Registrars to issue the relevant share certificates.

....
Director

CONFIDENTIAL

Benfield Group Limited

Minutes of a Board meeting
held on Wednesday 22 June 2005
at 55 Bishopsgate London EC2N 3BD

Present:	D J Coldman D G Christian	
In attendance:	M R Cain	(as Secretary)

1. Share Allotment – 2002 Incentive Plan

It was reported that, under the 2002 Incentive Plan, a total of 37,500 options are being exercised in accordance with the rules of the Plan. As at 22 June 2005 these options are to be allotted to the individuals detailed below as Common Shares of £0.01 each:-

Resolved:

Neil Mathison – 25,000 shares

Kevin Bogardus – 12,500 shares

The Secretary is to instruct the Registrars to issue the relevant share certificate(s).

There being no further business the meeting was closed.

....
Chairman/Director

CONFIDENTIAL

Benfield Group Limited

Extract of the Minutes of a Board meeting held on Wednesday 22 June 2005 at 55 Bishopsgate London EC2N 3BD

Present:	D J Coldman J L P Whiter	(Chairman)
In attendance:	M R Cain	(as Secretary)

1. Share Allotment

It was reported that, under the 2003 Performance Incentive Plan, a total of 8,333 options are being exercised in accordance with the Rules of the Plan. As at 22 June 2005 these option's are to be allotted to the individuals detailed below as Common Shares of £0.01 Each:-

Neil Mathison – 8,333 shares

Resolved:

That the shares be allotted to the individuals concerned.

The Secretary is to instruct the Registrars to issue the relevant share certificates.

....
Director

CONFIDENTIAL

Benfield Group Limited

Extract of the Minutes of a Board meeting
held on Monday 27 June 2005
<u>at 55 Bishopsgate London EC2N 3BD</u>

Present:	D J Coldman J L P Whiter	(Chairman)
In attendance:	M R Cain	(as Secretary)

1. Share Allotment

It was reported that, under the 2003 Performance Incentive Plan, a total of 2,267 options are being exercised in accordance with the Rules of the Plan. As at 27 June 2005 these option's are to be allotted to the individuals detailed below as Common Shares of £0.01 Each:-

Matthew Smith – 2,267 shares

Resolved:

That the shares be allotted to the individuals concerned.

The Secretary is to instruct the Registrars to issue the relevant share certificates.

....
Director

Regulatory Announcement

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Company	Benfield Group Limited
TIDM	BFD
Headline	Briefing today - 2.30pm (BST)
Released	07:00 28-Jun-05
Number	1228O

Benfield Group Limited

Benfield Group Limited ("Benfield" or the "Group"), the world's leading independent reinsurance and risk intermediary, will be holding a briefing for analysts and investors at 2.30pm (BST) today. The purpose of the briefing is to provide an outline of the Group's strategic proposals for investing in a corporate risk insurance broking business, an update on previously announced investment in the reinsurance business and information on how the new International Financial Reporting Standards (IFRS) will affect the Group.

Analysts and investors wishing to listen to the briefing via conference call should contact Julianne Jessup on + accompanying slides will be available on the Benfield website at www.benfieldgroup.com/investor_relations frc cast and Q&A session will be available via a conference call facility until 12 July 2005 using the following dial-ii

Number for the replay:	+44 (0)20 7784 1024	(Non US)
	+1 718 354 1112	(US)
Passcode for the replay:	7413674#	

From 8.00pm (BST) today, an audio recording of the presentation and the Q&A session will also be available c presentation will be available on the website from 30 June 2005.

-ENDS-

For further information, please contact:

Analysts & Investors

Julianne Jessup	Benfield	+44 (0)20 7578 7425
Rob Bailhache	Financial Dynamics	+44 (0)20 7269 7200

Media

David Bogg	Benfield	+44 (0)20 7522 4016
Peter Rigby/David Haggie	Haggie Financial	+44 (0)20 7417 8989

Benfield is the world's leading independent reinsurance and risk intermediary. Its customers include most of tł and global corporations. Benfield employs over 1,700 people based in more than 35 locations worldwide. The BFD. www.benfieldgroup.com

END

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CONFIDENTIAL

Benfield Group Limited

Extract of the Minutes of a Board meeting held on Thursday 30 June 2005 at 55 Bishopsgate London EC2N 3BD

Present:	D J Coldman J L P Whiter	(Chairman)
In attendance:	M R Cain	(as Secretary)

1. Share Allotment

It was reported that, under the Deferred Share Unit ("DSU") plan 2001, a total of 36,455 DSU's had vested and distributed in accordance with the Rules of the Plan. As at 30 June 2004 these DSU's are to be allotted to the following individuals as Common Shares of £0.01 Each:-

Peter Chandler – 10,415 Common Shares of 1p each
Steve Goldberg – 20,835 Common Shares of 1p each
Geoffrey Rykken – 5,205 Common Shares of 1p each

Resolved:

That the shares be allotted to the individuals concerned.

The Secretary is to instruct the Registrars to issue the relevant share certificates.

....
Director

Regulatory Announcement

Go to market news section

Company	Benfield Group Limited
TIDM	BFD
Headline	Transaction in Own Shares
Released	15:23 30-Jun-05
Number	2990O

Benfield Group Limited

Purchase of Own Securities

Benfield Group Limited announces that on 30 June 2005 it purchased for cancellation 500,000 of its 1p ordinary shares at a price of 265 pence per ordinary share.

END

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